August 4, 2023

VIA EDGAR

Mr. John Kernan

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Regarding Sarbanes-Oxley Act of 2002 Review of American Pension Investors Trust (the “Registrant”) (SEC File Nos. 333-272214 and 811-04262)

Dear Mr. Kernan:

This correspondence is submitted in response to the Staff’s comments received on August 1, 2023 with respect to the Registrant’s Form N-CSR filing for the fiscal year ended January 31, 2023, as filed on April 10, 2023 (Accession No. 0001398344-23-007232). Summaries of the comments with respect to the Registrant, and responses thereto on behalf of the Registrant, are provided below.

1.	Comment: The Staff notes that each series of the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: The Staff notes that the Registrant’s response to Item 11(b) on Form N-CSR indicates that there were no changes in the Registrant’s internal control over financial reporting that occurred during the Registrant’s “second fiscal quarter of the period covered” by the report. The Staff notes that Item 11(b) of Form N-CSR requires that the Registrant disclose any change in its internal controls over financial reporting that occurred during the entire period covered by the report. Please revise the Registrant’s response to Item 11(b) accordingly and file an amended Form N-CSR for the fiscal year ended January 31, 2023.

Response: The Registrant has revised its response to Item 11(b) on Form N-CSR as follows, and will endeavor to file an amended Form N-CSR for the relevant period to reflect the following change:

There were no changes in the Registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) that occurred during the ~~Registrant’s second fiscal quarter of the~~ period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

3.	Comment: The Staff notes that the Registrant’s response to Item 4(g) on Form N-CSR refers to the aggregate non-audit fees billed by the Registrant’s accountant during the fiscal years ended January

31, 2022 and January 31, 2021. The Staff notes that Item 4(g) of Form N-CSR requires that the Registrant disclose the aggregate non-audit fees billed by the Registrant’s accountant during the last two fiscal years. Please revise the Registrant’s response to Item 4(g) accordingly and file an amended Form N-CSR for the fiscal year ended January 31, 2023.

Response: The Registrant has revised its response to Item 4(g) on Form N-CSR as follows, and will endeavor to file an amended Form N-CSR for the relevant period to reflect the following changes:

Aggregate Non-Audit Services: The aggregate non-audit fees billed during the fiscal years ended January 31, ~~2022~~2023 and January 31, ~~2021~~2022 by the Registrant’s accountant for services rendered to the Registrant, and rendered to the Registrant’s investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the adviser that provides ongoing services to the Registrant were $18,000 and $18,000, respectively.

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Please do not hesitate to contact the undersigned at (513) 869-4262 if you have any questions concerning the foregoing.

Sincerely,

/s/ Maggie Bull

Maggie Bull

Cc:	David D. Jones, Esq.
David C. Mahaffey, Esq.